[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

December 5, 2005

VIA EDGAR TRANSMITTAL

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hughes Communications, Inc.
Registration Statement on Form S-1

Ladies and Gentlemen:

At the request of Hughes Communications, Inc., formerly known as SkyTerra Holdings, Inc. (the “Company”), transmitted herewith for filing under the Securities Act of 1933, as amended, please find the Company’s Registration Statement on Form S-1 (the “Registration Statement”), relating to (i) the proposed distribution of the Company’s common stock by SkyTerra Communications, Inc. (“SkyTerra”) to holders SkyTerra’s capital stock, preferred shares and certain warrants (the “Distribution”) and (ii) the proposed distribution by the Company to holders of its common stock of non-transferable subscription rights to purchase share of its common stock (the “Rights Offering”). Please note that the Registration Statement contains an information statement relating to the Distribution, together with a separate prospectus relating to the Rights Offering. The complete Distribution information statement is followed by alternate pages for the Rights Offering prospectus.

Please note that the amount of $10,700 has been sent by wire transfer to the Securities and Exchange Commission in payment of the applicable registration fee.

In the event that the Staff has any questions or comments with respect to the Registration Statement, please do not hesitate to contact the undersigned at (212) 735-2918 or by telecopy at (917) 777-2918.

Very truly yours,

/s/ Gregory A. Fernicola
Gregory A. Fernicola

Attachments

cc:	Mr. Robert C. Lewis
Hughes Communications, Inc.